AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 2019

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Subject Company)

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

33766Y100
(CUSIP Number of Class of Securities)

Kevin M. Landis
Firsthand Capital Management, Inc.
150 Almaden Blvd., Suite 1250
San Jose, California 95113
(408) 886–7096
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Kelvin K. Leung, Esq. Firsthand Capital Management, Inc. 150 Almaden Blvd., Suite 1250 San Jose, CA 95113	David A. Hearth, Esq. Paul Hastings LLP 101 California Street, 48th Floor San Francisco, California 94111

December 17, 2019
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$4,000,000*	$519.20**

*	Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $4,000,000 in aggregate shares of common stock, par value $0.001 per share, at the minimum tender offer price of $6.00 per share.
**	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by Firsthand Technology Value Fund, Inc., a Maryland corporation (the “Company” or the “Fund”), and Mr. Kevin Landis, the Chairman of the Board and Chief Executive Officer of the Fund (“Mr. Landis”, together with the Fund, the “Offerors”), to purchase for cash up to $4 million of its common stock, $0.01 par value per share (the “shares”), at a price per share of not less than $6.00 and not more than $8.00 in cash, less any applicable withholding taxes and without interest. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(ii), which together constitute the “Tender Offer”. Additional documents relating to the Tender Offer are filed as Exhibits (a)(1)(iii), (a)(1)(iv), (a)(1)(v), (a)(5), (d)(1) and (d)(2). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Firsthand Technology Value Fund, Inc. The address and telephone number of the Company is set forth under Item 3.

(b) Securities. The subject securities are the Company’s shares of common stock, par value $0.001 per share. As of December 9, 2019, there are 7,178,770 shares of common stock outstanding.

(c) Trading Market and Price. Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is an externally managed, closed-end, non-diversified management investment company organized as a Maryland corporation that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, (the “1940 Act”); the address of its principal executive office is 150 Almaden Blvd. Suite 1250 San Jose, CA 95113 and its telephone number is (408) 886-7096. Our internet address is http://www.firsthandtvf.com. Reference is made to the information set forth in the Offer to Purchase under Section 9 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

Summary Term Sheet;

Introduction;

Section 1 — Price; Number of Shares;

Section 2 — Procedures for Tendering Shares;

Section 3 — Withdrawal Rights;

Section 4 — Payment for Shares;

Section 5 — Certain Conditions of the Offer;

Section 6 — Purpose of the Offer;

Section 8 — Price Range of Shares;

Section 9 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares;

Section 14 — Certain Federal Income Tax Consequences; and

Section 15 — Extension of the Tender Offer; Termination; Amendment.

(b) See “Section 6  — Purpose of the Offer” and “Section 9 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth under Section 9 “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under heading “Section 6 — Purpose of the Offer.”

(b) Use of Securities Acquired. Information regarding the treatment of shares acquired pursuant to the offer is incorporated by reference from the Offer to Purchase under the heading “Section 10 — Certain Effects of the Offer.”

(c) Plans. Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 6 — Purpose of the Offer” and “Section 9 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Source and Amount of Funds.”

(b) Conditions. There are no material conditions to the financing discussed in paragraph (a) above. In the event the primary financing plans fall through, the Fund does not have any alternative financing arrangements or alternative financing plans.

(c) Borrowed Funds. Information regarding borrowed funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Source and Amount of Funds.”

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information under the heading “Section 9 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information under the heading “Section 9 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) Agreement, Regulatory Requirements and Legal Proceedings. Reference is made to the information set forth under “Section 9 —  Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”; under “Section 10 — Certain Effects of the Offer”; under “Section 12 — Certain

Information About the Fund”; and under “Section 17 — Miscellaneous” in the Offer to Purchase, which is incorporated herein by reference. To the knowledge of the Fund, no material legal proceedings relating to the Tender Offer are pending. The Fund will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Securities Exchange Act of 1934, as amended.

(b) Not applicable.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Fund will amend this Schedule TO to include documents that the Fund may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12.	Exhibits.
EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase, December 17, 2019.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 17, 2019.*
(a)(1)(iv)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated December 17, 2019.*
(a)(1)(v)	Notice of Guaranteed Delivery.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press release announcing the Tender Offer, dated December 16, 2019.*
(b)	Not applicable.
(d)(1)	Depositary Agreement dated December 16, 2019 between the Fund and Computershare Trust Company, N.A.*
(d)(2)	Information Agent Agreement dated December 9, 2019 between the Fund and Georgeson LLC*
(g)	Not applicable.
(h)	Not applicable.
*	Filed herewith
Item 13.	Information Required by Schedule 13E-3.

Not applicable.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase, December 17, 2019.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 17, 2019.
(a)(1)(iv)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated December 17, 2019.
(a)(1)(v)	Notice of Guaranteed Delivery.*
(a)(5)	Press release announcing the Tender Offer, dated December 16, 2019.
(d)(1)	Depositary Agreement dated December 16, 2019 between the Fund and Computershare Trust Company, N.A.*
(d)(2)	Information Agent Agreement dated December 9, 2019 between the Fund and Georgeson LLC*

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2019.

FIRSTHAND TECHNOLOGY VALUE FUND, INC.

/s/ Kevin Landis
Name:	Kevin Landis
Title:	President and Chief Executive Officer